Consent of Independent Registered Public Accounting Firm
The Board of Directors
Hanmi Financial Corporation:
We consent to the incorporation by reference in the registration statements (Nos. 333-164690 and 333-216668) on Form S-3 and (Nos. 333-149858 and 333-191855) on Form S-8 of Hanmi Financial Corporation of our reports dated March 1, 2018, with respect to the consolidated balance sheets of Hanmi Financial Corporation and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 10‑K of Hanmi Financial Corporation.
/s/ KPMG LLP
Los Angeles, California
March 1, 2018